The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission.

UPDATED CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount To Be	Aggregate Price	Aggregate Offering	Amount of
Securities To Be Registered	Registered	Per Unit	Price	Registration Fee
Notes offered hereby	$ [ ● ]	100%	$ [ ● ]	$ [ ● ](1)

(1) The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $63,211.72 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration No. 333-140456, of which this pricing supplement is a part. After giving effect to the $[    ●    ] registration fee for this offering, $[    ●    ] remains available for future offerings. No additional registration fee has been paid with respect to this offering.

Subject to completion dated December [    ●    ], 2007.

PRELIMINARY PRICING SUPPLEMENT NO. 128 dated [ ● ], 2007	Filed pursuant to Rule 424(b)(3)

to Prospectus Supplement and Prospectus dated February 5, 2007 relating	Registration No. 333-140456
to the Eksportfinans ASA U.S. Medium-Term Note Program

Absolute Return Note
Linked to the iShares® MSCI® EAFE IndexSM Fund due June 29, 2009
(Principal Protected)

This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 5, 2007 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (negative outlook) (Moody’s) / AA+ (Standard & Poor’s) / AAA (Fitch)

Specified currency:	U.S. dollars

Aggregate Principal Amount:	$[ ● ]

Principal Amount of each note:	$1,000.00

CUSIP No.:	28264QE59

ISIN:	US28264QE594

	Issue price to public	Discounts and commissions	Proceeds to us
Per note:	$1,000.00	[ ● ]*	[ ● ]
Total:	[ ● ]	[ ● ]*	[ ● ]

* See “Supplemental Plan of Distribution” below.

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, New York 10019

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	December 21, 2007

Original Issue Date:	December 27, 2007

Maturity Date:	June 29, 2009, subject to adjustment in the event of a market disruption event on the determination date, in which case the maturity date will be the third business day following the determination date, as so postponed. If the maturity date is not a business day, then the maturity date will be the first following day that is a business day.

Underlying Fund:	The iShares® MSCI® EAFE IndexSM Fund (the Fund). The investment advisor to the Fund (the Fund Sponsor) is Barclays Global Fund Advisors, a subsidiary of Barclays Global Investors, N.A. (BGI). The Fund is intended to correspond generally to the price and yield performance, before fees and expenses, of the MSCI® EAFE Index (the Index). See “The iShares® MSCI® EAFE IndexSM Fund” below for further information. Current information regarding the market value of the Fund is available from BGI and from numerous public information sources. Those sources are not incorporated by reference in this document.

The notes are linked to shares in the Fund (the Reference Shares).

Determination Date:	June 24, 2009. However, if that date occurs on a day on which the calculation agent has determined that a market disruption event has occurred or is continuing, then the determination date will be the next succeeding trading day on which the calculation agent has determined that a market disruption event has not occurred or is not continuing. If the determination date is postponed, then the maturity date of the notes will be postponed by an equal number of trading days. In no event, however, will the determination date be postponed by more than five business days. If the determination date is postponed to the last possible day but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date.

If the calculation agent determines that the closing price of one share of the Fund is not available on the determination date, as so postponed, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the final share price, and thus the payment at maturity, for the purposes of the notes based on its assessment, made in its sole discretion, of the level of the Fund on the determination date, as so postponed.

Payment at Maturity:	On the maturity date, for each note you hold, you will receive a payment equal to the principal amount of $1,000.00 per note plus:

(a) $0.00 if an Out-of-Range Event occurs, or

(b) $1,000.00 x the Absolute Share Return if an Out-of-Range Event does not occur

Absolute Share Return:	The absolute value of: (Final Share Price – Initial Share Price) / Initial Share Price

Out-of-Range Event:	An Out-of-Range Event will occur if the official closing price of the Reference Shares has been above the upper barrier level or below the lower barrier level on any day from the trade date to and including the determination date.

Upper Barrier Level:	[ ● ] (expected to be 120.00% to 122.00% of the Initial Share Price, to be determined on the trade date).

Lower Barrier Level:	[ ● ] (expected to be 78.00% to 80.00% of the initial share price, to be determined on the trade date).

Initial Share Price:	[ ● ] [the price of the Reference Shares on the trade date.]

Final Share Price:	The Final Share Price will be determined by the calculation agent and will equal the official closing price of the Reference Shares on the determination date.

Closing Price:	The Closing Price of the Reference Shares on any trading day will equal the official closing price of the Reference Shares at the regular weekday close of trading on that trading day. The share price of the Reference Shares during any trading day, other than the Closing Price, will be the latest share price of the Reference Shares at that time reported by Bloomberg Financial Markets or a similar or successor source, as determined by the calculation agent.

Relevant Exchange:	The primary organized U.S. securities exchange or trading market for the reference shares as determined by the calculation agent from time to time in its sole discretion. The relevant exchange at the date hereof is the New York Stock Exchange (NYSE).

Market Disruption Event:	Any of the following will be a Market Disruption Event:

• a suspension, absence or material limitation of trading in shares of the Fund on their primary market for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

• a suspension, absence or material limitation of trading in option or futures contracts relating to shares of the Fund, if available, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

• shares of the Fund do not trade on what was the respective primary market for those shares as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Natixis Securities North America Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes.

The following events will not be a Market Disruption Event:

• a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and

• a decision to permanently discontinue trading in the option or futures contracts relating to the shares of the Fund.

For this purpose, an “absence of trading” in the primary securities market on which the shares of the Fund, or on which option or futures contracts relating to the shares of the Fund, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in the shares the Fund or in option or futures contracts relating to the shares of the Fund, if available, in the primary market for that stock or those contracts, by reason of:

• a price change exceeding limits set by that market, or

• an imbalance of orders relating to that stock or those contracts, or

• a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.

De-listing, Discontinuance or Modification of the Fund:	If the Fund is de-listed from the New York Stock Exchange, the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued Fund. We refer to any substitute exchange traded fund approved by the calculation agent as a successor fund. If the Fund is de-listed from the New York Stock Exchange and the calculation agent determines that no successor fund is available, then the calculation agent will, in its sole discretion, calculate the appropriate closing level of the Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Fund. If a successor fund is selected or the calculation agent calculates a level as a substitute for the Fund, that successor fund or level will be substituted for the Fund for all purposes of the notes.

If at any time the index underlying the Fund is changed in a material respect, or if the Fund in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the Fund had those changes or modifications not been made, then, from and after that time, the calculation agent will make those calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a price of Fund or the successor fund, as the case may be, as if those changes or modifications had not been made, and calculate the closing prices with reference to the Fund or the successor fund, as adjusted. Accordingly, if the Fund or a successor fund is modified in a way that the price of its shares is a fraction of what it would have been if it had not been modified (e.g., due to a split or a reverse split), then the calculation agent will adjust the price in order to arrive at a price of the Fund shares or shares of the successor fund as if it had not been modified (e.g., as if the split or the reverse split had not occurred). The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

All determinations and adjustments to be made by the calculation agent with respect to the Fund may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Calculation agent:	Natixis Derivatives Inc.

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London or New York.

Trading Day:	A day on which the Relevant Exchange is (or, but for the occurrence of a Market Disruption Event, would have been) open for trading, except for any day on which trading on the Relevant Exchange is scheduled to close prior to its regular weekday closing time.

Tax Redemption:	No

Additional Amounts Payable:	No

Authorized Denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof

Form of Notes:	Book-entry

Listing:	None

Acceleration:	If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner.

Other:	The notes do not pay interest and are not renewable notes, index linked notes or amortizing notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

Capitalized terms used in this pricing supplement without definition have the meanings given to them in the accompanying prospectus supplement and prospectus.

“iShares®” is a registered mark of Barclays Global Investors, N.A. (BGI). The notes are not sponsored, endorsed, sold, or promoted by BGI, its affiliate, Barclays Global Fund Advisors (BGFA), or the Funds. Neither BGI, BGFA, nor the Funds make any representations or warranties to the owner of the notes or any member of the public regarding the advisability of investing in the notes. Neither BGI, BGFA, nor the Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the Funds.

RISK FACTORS

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors — Risks related to index linked notes or notes linked to certain assets” in the accompanying prospectus supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the common stock underlying the Index to which the notes are linked. You should carefully consider whether the notes are suited to your particular circumstances.

The notes are intended to be held to maturity; your principal is protected only if you hold your notes to maturity.

You will receive at least 100.00% of the principal amount of your notes if you hold your notes to maturity, subject to our ability to pay our obligations. If you sell your notes in the secondary market before maturity, you will not receive principal protection on the notes you sell. You should be willing to hold your notes to maturity.

You will not receive interest payments on the notes.

You will not receive any periodic interest payments on the notes or any interest payment at maturity. Your payment at maturity will depend on the absolute value of the share return based on the final share price relative to the initial share price, subject to an out-of-range event occurring. At maturity you may not receive any return in excess of the principal amount of your notes.

You may not receive a return on your investment.

You may receive a significantly lower payment at maturity than you would have received if you had invested in the Fund, the Index or component stocks underlying the Index. If an out-of-range event occurs, that is, if the share price equals or exceeds the upper barrier level or equals or falls below the lower barrier level at any time on any trading day, from the first trading day following the trade date to and including the determination date, you will receive only the principal amount of $1,000.00 of your notes at maturity.

The barrier level will limit the return on your notes and may affect the payment at maturity.

Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Fund, the Index or the component stocks underlying the Index. You will participate in the performance of the Fund only if the price of the Reference Shares remains within the absolute return range throughout the term of the notes. If an out-of-range event occurs, that is, if the official closing price of the Reference Shares is above the upper barrier level or below the lower barrier level on any day from the trade date to and including the determination date, the return on the notes will not be determined by reference to the absolute value of the share return, even though that amount may be substantial. Because the upper barrier level will be between 120.00% and 122.00% of the initial share price (to be determined on the trade date) and the lower barrier level will be between 78.00% and 80.00% of the initial share price (also to be determined on the trade date), the maximum return on the notes is limited to 20.00% to 22.00% of the principal amount.

Your yield may be lower than the yield on a standard debt security of comparable maturity.

The yield that you will receive on your notes, which could be zero, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike conventional senior non-callable debt securities, no interest will be paid during the term of your notes.

Past performance of the Fund is no guide to future performance.

The actual performance of the Fund over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical prices of the Fund or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Fund.

The formula for determining the supplemental payment amount does not take into account all developments in the Fund.

Changes in the price of share of the Fund during the term of the notes before the determination date will not be reflected in the calculation of the payment at maturity. The calculation agent will calculate the payment at maturity by comparing only the share price of the Fund on the date hereof and the share price of the Fund on the determination date. No other share prices of the Fund will be taken into account. As a result, you may only receive the principal amount of $1,000.00 of your notes at maturity even if the value of the shares of the Fund has risen at certain times during the term of the notes.

If the price of shares of the Fund changes, the market value of your notes may not change in the same manner.

Your notes may trade quite differently from the performance of the Fund. Changes in the price of shares of the Fund may not result in a comparable change in the market value of your notes. Even if the price of shares of the Fund increases above the initial share price during the term of the notes, the market value of your notes prior to the maturity date may not increase by the same amount.

Any decline in our credit ratings may affect the market value of your notes.

Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

The notes do not bear interest.

You will not receive any interest payments on your notes. Even if the amount payable on your notes on the maturity date exceeds the principal amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Changes in the volatility of the Fund are likely to affect the market value of your notes.

The volatility of the Fund refers to the magnitude and frequency of the changes in the price of shares of the Fund. In most scenarios, if the volatility of the Fund increases, we expect that the market value of your notes will decrease and, conversely, if the volatility of the Fund decreases, we expect that the market value of your notes will increase.

Secondary trading in the notes may be limited.

The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Natixis Securities North America Inc. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Natixis Securities North America Inc. You should read “The market value of your notes may be influenced by many unpredictable factors” below.

The market price of your notes may be influenced by many unpredictable factors.

The market value of the notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the notes caused by another factor. We expect that the market value of the notes will depend substantially on the level of the Fund at any time during the term of the notes relative to the initial share price of the Fund and the upper and lower barrier levels. If you choose to sell your notes when the level of the Fund has changed and an out-of-range event has not occurred, you may receive substantially less than the amount that would be payable at maturity based on this level because of the expectation that the level of the Fund will continue to fluctuate until the final share price of the Fund is determined and the risk that an out-of-range event will occur. In addition, we believe that other factors that may influence the value of the notes include:

•	the market price of the Reference Shares at any time;

•	the dividend rate on the Reference Shares. While dividend payments on the Reference Shares, if any, are not paid to holders of the notes, such payments may have an influence on the market price of the shares of the Fund and therefore on the notes;

•	the dividend yields of the common stocks underlying the Index;

•	interest and yield rates in the market;

•	changes that affect the Index, such as additions, deletions or substitutions;

•	our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market;

•	the time remaining to maturity; and

•	geopolitical, economic, financial, political, regulatory or judicial events as well as other conditions may affect the common stocks included in the Index.

In particular, you should understand that, in general, the more volatile the Fund is expected to be, the more likely that an out-of range event is expected to occur. You should also understand that

•	the determination whether an out-of-range event has occurred will be made based on the closing price of the Reference Shares on each trading day from the trade date to and including the determination date; and

•	in general, the volatility of the Fund as measured on an intra-day basis is greater than the volatility of the Fund as measured on a day-to-day basis (i.e., from the closing price of the Reference Shares on one trading day to the closing price of the Reference Shares on the next trading day).

Consequently, there is a greater expectation that an out-of-range event will occur in respect of the notes than there would be if an out-of-range event were determined solely based on the closing level of the Fund on any trading day.

The correlation between the performance of the Fund and the performance of the Index may be imperfect.

The Fund uses a representative sampling strategy to track the performance of the Index underlying the Fund which may give rise to tracking error, i.e., the discrepancy between the performance of the Index and the performance of the Fund. In addition, because the shares of the Fund are traded on the New York Stock Exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. Because of the potential discrepancies identified above, the Fund return may not correlate perfectly with the return on the Index over the same period. For more information, see “The iShares® MSCI® EAFE IndexSM Fund” on page P-15.

An investment in the notes is subject to risks associated with non-U.S. securities markets.

The component stocks included in the Index underlying the Fund have been issued by foreign companies. An investment in notes linked to the value of foreign equity securities involves particular risks. Foreign securities markets may be more volatile than U.S. securities markets and market developments may affect foreign markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than there is about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange

Commission, and foreign companies may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in foreign countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the foreign securities markets, include the possibility of recent or future changes in the foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other foreign laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular foreign economy may differ favorably or unfavourably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Trading and other transactions by Natixis Securities North America Inc. in securities linked to the shares of the Fund or the stocks included in the Index may impair the value of your notes.

Natixis Securities North America Inc. or one or more of its affiliates may hedge its obligations under the swap that it expects to enter into with us relating to the offered notes by purchasing shares of the Fund or some or all of the Index stocks, options or futures on shares of the Fund or the Index or Index stocks or other instruments linked to the Index or Index stocks, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the determination date. Natixis Securities North America Inc. may also enter into, adjust and unwind hedging transactions relating to other Index-linked notes whose returns are linked to the same Index. Any of these hedging activities may adversely affect the value of the shares of the Fund — directly or indirectly by affecting the price of the Index stocks — and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that Natixis Securities North America Inc. could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

Natixis Securities North America Inc. and its affiliates may also engage in trading in shares of the Fund or one or more of the Index stocks or instruments whose returns are linked to shares of the Fund or the Index or Index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Natixis Securities North America Inc. or its affiliates could adversely affect the value of the shares of the Fund — directly or indirectly by affecting the price of the Index stocks — and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Natixis Securities North America Inc. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the value of the shares of the Fund or the level of the Index or one or more of the Index stocks. By introducing competing products into the marketplace in this manner, we or Natixis Securities North America Inc. or its affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

We may sell an additional Aggregate Face Amount of the notes at a different issue price.

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the trade date but prior to the original issue date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

We and our affiliates have no affiliation with the Fund Sponsor and are not responsible for its public disclosure of information.

We and our affiliates are not affiliated with the Index Sponsor in any way and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Fund. If the Fund Sponsor discontinues or suspends the calculation of the Fund, it may become difficult to determine the market value of the notes or the maturity payment amount. The calculation agent may designate a successor Fund selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor Fund comparable to the Fund exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Market Disruption Event” on page P-3 and “De-listing, Discontinuance or Modification of the Fund” on page P-4. The Fund Sponsor is not involved in the offer of the notes in any way and has no obligation to consider your interest as an owner of notes in taking any actions that might affect the value of your notes.

Each note is an unsecured debt obligation of Eksportfinans only and is not an obligation of the Fund Sponsor. None of the money you pay for your notes will go to the Fund Sponsor. Since the Fund Sponsor is not involved in the offering of the notes in any way, it has no obligation to consider your interest as an owner of notes in taking any actions that might affect the value of your notes. The Fund Sponsor may take actions that will adversely affect the market value of the notes.

We have derived the information about the Fund Sponsor and the Fund in this pricing supplement from publicly available information, without independent verification. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the Fund or the Fund Sponsor contained in this pricing supplement. You, as an investor in the notes, should make your own investigation into the Fund and the Fund Sponsor.

Hedging transactions may affect the return on the notes

As described below under “Use of Proceeds and Hedging” on page P-19, we through one or more hedging counterparties may hedge our obligations under the notes by purchasing the shares in the Fund or common stocks of the Index underlying the Fund, futures or options on the common stocks of the Index underlying the Fund or other derivative instruments with returns linked or related to changes in the market price of the common stocks of the Index underlying the Fund, and our hedging counterparties may adjust these hedges by, among other things, purchasing or selling the common stocks of the Index underlying the Fund, futures, options or other derivative instruments with returns linked to the common stocks of the Index underlying the Fund at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of the common stocks comprising the Index underlying the Fund and, therefore, the market value of the notes. It is possible that our hedging counterparties could receive substantial returns from these hedging activities while the market value of the notes declines.

The inclusion of commissions and projected profits from hedging in the initial public offering price is likely to adversely affect secondary market prices for the notes

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Natixis Securities North America Inc. is willing to purchase the notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by Natixis Securities North America Inc., as a result of dealer discounts, mark-ups or other transactions.

There may be conflicts of interest between you and the agent, the calculation agent or their affiliates.

As noted above, the agent, the calculation agent and their affiliates expect to engage in trading activities related to the shares of the Fund or the Index and the Index stocks. These trading activities may present a conflict between your interest in your notes and the interests the agent, the calculation agent and their affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the value of the shares of the Fund, could be adverse to your interests as a beneficial owner of your notes.

The agent, the calculation agent and their affiliates may, at present or in the future, engage in business with the issuers of the Index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of the agent, the calculation agent or one of their affiliates and your interests as a beneficial owner of notes. Moreover, one or more of the agent’s and the calculation agent’s affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Index stocks and with respect to the Index itself. Any of these activities by the agent, the calculation agent or their affiliates may affect the level of the Index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

The policies of the Fund Sponsor and changes that affect the Index could affect the amount payable on your notes and its market value.

The policies of the Fund investment adviser concerning the calculation of the Fund’s net asset value, additions, deletions or substitutions of securities in the Fund and the manner in which changes affecting the Index are reflected in the Fund could affect the market price of the shares of the Fund and, therefore, the amount payable on your note on the maturity date and the market value of your note before that date. The amount payable on your note and its market value could also be affected if the Fund investment adviser changes these policies, for example, by changing the manner in which it calculates the Fund’s net asset value, or if the Fund investment adviser discontinues or suspends calculation or publication of the Fund’s net asset value, in which case it may become difficult to determine the market value of the notes. If events such as these occur, or if the Fund price is not available because of a market disruption event or for any other reason, Natixis Derivatives Inc., as calculation agent for your notes, may determine the Fund price on the determination date and, ultimately, the amount payable at maturity, in a manner it considers appropriate, in its sole discretion.

There is no affiliation between the Fund Sponsor and us, and we are not responsible for any disclosure by the Fund.

We are not affiliated with the issuers of the Index stocks or the Fund Sponsor. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the Index stock issuers or the Fund Sponsor. You, as an investor in your notes, should make your own investigation into the Fund and the Index stock issuers to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the notes. See “The iShares® MSCI® EAFE IndexSM Fund” below for certain information about the Fund and the Index.

Neither the Fund Sponsor nor the Index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the Fund Sponsor nor the Index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

We can postpone the determination date if a market disruption event occurs.

If the calculation agent determines that a market disruption event has occurred or is continuing on the determination date, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing, but in no event will the postponement last for more than five business days. Moreover, if the closing price of the Fund is not available on the determination date, as so postponed, because of a continuing market disruption event or for any other reason, the calculation agent will nevertheless determine the final share price of the Fund based on its assessment, made in its sole discretion, of the price of the Fund at that time. The maturity of your notes may be postponed, although not by more than one business day, only on the event that the maturity date is not a business day. Thus, you may not receive the cash payment that we are obligated to deliver at maturity until one business day after the originally scheduled due date.

Tax consequences.

The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States Federal income tax purposes. If you are a U.S. Holder (as defined in the prospectus), you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. For further discussion, see “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

ADDITIONAL INFORMATION

Calculation agent

We have initially appointed Natixis Derivatives Inc. as calculation agent for the purpose of determining the final share price of the Fund and for all calculations and determinations regarding market disruption events, settlement disruption events, the payment at maturity and the interest rate applicable to any overdue payment of the payment at maturity. Unless there is manifest error, these determinations by the calculation agent will be final and binding on us and you. The calculation agent will, as soon as practicable after receipt of any written request to do so, advise a noteholder of any determination made by it on or before the date of receipt of that request. The calculation agent will make available for inspection by noteholders copies of these determinations. Upon request, the calculation agent will also provide a written statement to a noteholder showing how the payment at maturity per principal amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Natixis Derivatives Inc.
9 West 57th St., 35th Floor
New York, NY 10019
Attention: General Counsel
Telephone: +1 212 891 6137
Facsimile: +1 212 891 1922

Hypothetical Examples

Set forth below are four hypothetical examples of the calculation of the payment at maturity, each with reference to the following values:

Hypothetical Initial Share Price = $82.15

Hypothetical Lower Barrier Level = 80.00% or $65.72

Hypothetical Upper Barrier Level = 120.00% or $98.58

Observation Period: From the Trade Date up to and including the Determination Date.

Example 1 — The price of the Reference Shares closes above the upper barrier level on at least one day during the observation period and decreases from the initial share price of $82.15 to a final share price of $75.00. Since the Reference Shares have closed above the upper barrier level, the payment at maturity is equal to par or $1,000.00 regardless of the final share price.

Example 2 — The price of the Reference Shares closes below the lower barrier level on at least one day during the observation period and decreases from the initial share price of $82.15 to a final share price of $70.00. Since the Reference Share have closed below the lower barrier level, the payment at maturity is equal to par or $1,000.00 regardless of the final share price.

Example 3 — The hypothetical final share price of the Fund is $73.94, or 90.00% of the hypothetical initial share price. Since the lowest closing price of the Reference Shares during the term of the notes was not less than $65.72 and the highest closing price of the Reference Shares during the term of the notes was not greater than $98.58, the payment at maturity is equal to $1,100.00.

Payment at maturity per note =

$1,000.00 + absolute value of	[	$1,000.00 ×	($73.94 − $82.15 $82.15)	]	= $1,100.00

In this example, an out-of-range event has not occurred and, although the final share price is less than the initial share price and the share return is therefore negative (−$100.00), the absolute value of the share return is positive ($100.00). Consequently, the payment at maturity is $1,100.00, representing a 10.00% return on the principal amount of your note despite the fact that the reference share declined by 10.00% from the trade date to the determination date.

Example 4 — The hypothetical final share price is $91.19, or 111.00% of the hypothetical initial share price. Since the highest closing price of the Reference Shares during the term of the notes is not greater than $98.58 and the lowest closing price of the Reference Shares during the term of the notes is not less than $65.72, the payment at maturity is equal to $1,110.00.

Payment at maturity per note =

$1,000.00 + absolute value of	[	$1,000.00 ×	($91.19 − $82.15 $82.15)	]	= $1,110.00

In this example, an out-of-range event has not occurred and, because the percentage change of the hypothetical final share price from the hypothetical initial share price is 11.00% (and, by definition, the absolute value of that percentage change is 11.00%), the share return is $110.00. Consequently, the payment at maturity is $1,110.00, representing a 11.00% return on the principal amount of your note.

The following example illustrates the rate of return on the notes for a range of hypothetical final share prices on the determination date assuming a hypothetical initial share price of $82.15 and an absolute return barrier of 20%. In each example, the payment at maturity is paid in cash.

		Reference Shares Never Close		Reference Shares Close
		Outside Absolute Return Barrier		Outside Absolute Return Barrier
	Share		Value of Payment		Value of Payment
Closing Reference Level	Return	18 Month Return	at Maturity	18 Month Return	at Maturity
		(%)		(%)

164.30	100.00%	N/A	N/A	0.00%	$1,000.00
143.76	75.00%	N/A	N/A	0.00%	$1,000.00
123.23	50.00%	N/A	N/A	0.00%	$1,000.00
98.58	20.00%	20.00%	$1,200.00	0.00%	$1,000.00
94.47	15.00%	15.00%	$1,150.00	0.00%	$1,000.00
92.42	12.50%	12.50%	$1,125.00	0.00%	$1,000.00
90.37	10.00%	10.00%	$1,100.00	0.00%	$1,000.00
88.31	7.50%	7.50%	$1,075.00	0.00%	$1,000.00
86.26	5.00%	5.00%	$1,050.00	0.00%	$1,000.00
84.20	2.50%	2.50%	$1,025.00	0.00%	$1,000.00
82.15	0.00%	0.00%	$1,000.00	0.00%	$1,000.00
80.10	−2.50%	2.50%	$1,025.00	0.00%	$1,000.00
78.04	−5.00%	5.00%	$1,050.00	0.00%	$1,000.00
75.99	−7.50%	7.50%	$1,075.00	0.00%	$1,000.00
73.94	−10.00%	10.00%	$1,100.00	0.00%	$1,000.00
71.88	−12.50%	12.50%	$1,125.00	0.00%	$1,000.00
69.83	−15.00%	15.00%	$1,150.00	0.00%	$1,000.00
65.72	−20.00%	20.00%	$1,200.00	0.00%	$1,000.00
41.08	−50.00%	N/A	N/A	0.00%	$1,000.00
20.54	−75.00%	N/A	N/A	0.00%	$1,000.00
0.00	−100.00%	N/A	N/A	0.00%	$1,000.00

THE ISHARES® MSCI® EAFE INDEXSM FUND

Unless otherwise stated, all information contained herein on the Fund is derived from publicly available sources and is provided for informational purposes only.

The Fund is issued by iShares®, Inc., a registered investment company. Barclays Global Fund Advisors (BGFA) is the investment advisor to the Fund. The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI® EAFE IndexSM. The MSCI® EAFE IndexSM (the Index) is a free float-adjusted market capitalization index designed to measure developed market equity performance in Europe, Asia, Australia and the Far East.

The Fund uses a representative sampling strategy to try to track the Index. In order to improve its portfolio liquidity and its ability to track the Index, the Fund may invest up to 10% of its assets in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the Index. BGFA will not charge portfolio management fees on that portion of the Fund’s assets invested in shares of other iShares® funds.

For additional information regarding iShares®, Inc., BGFA, the Fund and the risk factors attributable to the Fund, please see the relevant portion of the Prospectus, dated [January 1, 2006 (as revised March 8, 2006), filed as Definitive Materials on Form 497 with the SEC on March 8, 2006 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively).] Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. Information provided to or filed with the SEC by the Fund pursuant to the Exchange Act can be located by reference to SEC file number [001-15897.]

Representative Sampling

BGFA, as the investment advisor to the Fund, employs a technique known as representative sampling to track the Index. Representative sampling is a strategy in which a fund invests in a representative sample of stocks in its underlying index, which have a similar investment profile as the underlying index. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics, and liquidity measures similar to those of the relevant underlying index. Funds that use representative sampling generally do not hold all of the stock that are included in the relevant underlying index.

Correlation

The Fund is an actual investment portfolio. The performance of the Fund and the Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spinoffs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The Fund, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The Fund will not concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, except that the Fund will concentrate its investments to approximately the same extent that the Index is so concentrated.

Historical Performance

The table set forth below sets forth the high and low Fund closing prices, as well as end of quarter Fund closing prices for each quarter in the period since December 31, 2004 through December 4, 2007. We obtained the information in the table below from Bloomberg without independent verification.

We cannot assure you that this performance will be replicated in the future or that the historical performance of the Fund will serve as a reliable indicator of its future performance.

Period	High	Low	Period End

2004
First Quarter	$48.100	$45.117	$47.200
Second Quarter	48.100	43.383	47.667
Third Quarter	47.403	44.467	47.133
Fourth Quarter	53.417	47.133	53.417
2005
First Quarter	$55.250	$51.257	$52.957
Second Quarter	53.833	51.277	52.390
Third Quarter	58.480	51.950	58.100
Fourth Quarter	60.940	54.720	59.430
2006
First Quarter	$65.380	$60.330	$64.920
Second Quarter	70.580	59.460	65.390
Third Quarter	68.360	61.700	67.750
Fourth Quarter	74.330	67.940	73.220
2007
First Quarter	$76.720	$70.900	$76.260
Second Quarter	81.780	76.500	80.770
Third Quarter	86.100	73.940	82.590
Fourth Quarter (through December 4, 2007)	83.210	79.830	82.150

TAXATION IN THE UNITED STATES

[The following is a general description of certain United States Federal income tax considerations relating to the notes. The following does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective holders of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based on the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date. This summary does not address all aspects of United States federal income taxation of the notes that may be relevant to you in light of your particular circumstances, nor does it address all of your tax consequences if you are a holder of notes who is subject to special treatment under the United States Federal income tax laws.

The discussion below supplements the discussion under “Taxation in the United States” in the prospectus supplement and prospectus and is subject to the limitations and exceptions set forth therein. Except as otherwise noted under “non-U.S. Holders” below, this discussion is only applicable to you if you are a U.S. Holder (as defined in the prospectus).

In the opinion of Allen & Overy LLP, the notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States Federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the comparable yield) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of the notes prior to your receipt of cash attributable to that income.

The amount of interest that you will be required to include in income in each accrual period for the notes will equal the product of the adjusted issue price for the notes at the beginning of the accrual period and the comparable yield for the notes. The adjusted issue price of the notes will equal the original offering price for the notes plus any interest that has accrued on the notes (under the rules governing contingent payment debt obligations).

We have determined that the comparable yield for the notes is equal to [●]% per annum, compounded semiannually, with a projected payment at maturity of $[●] based on an investment of $1,000.00. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, subject to the adjustments described below to reflect the actual payment in the year in which the note matures, you would be required to report the following amounts as ordinary income from the note each year:

Total Interest Deemed to
Have Accrued from
	Interest Deemed to	Original Issue Date
	Accrue During	(per $1,000.00 note)
	Accrual Period (per	as of End of Accrual
Accrual Period	$1,000.00 note)	Period

Original Issue Date through December 31, 2007	$ [●]	$ [●]
January 1, 2008 through December 31, 2008	$ [●]	$ [●]
January 1, 2009 through June 30, 2009	$ [●]	$ [●]

However, if the amount you receive at maturity is greater than $[●], you would be required to increase the amount of ordinary income that you recognize in 2009 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $[●], you would be required to make an adjustment as described below under “Treatment Upon Sale or Maturity”.

You are required to use the comparable yield and projected payment schedule above in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the notes, and we make no representations regarding the amount of contingent payments with respect to the notes. Any Form 1099-OID accrued interest will be based on such comparable yield and projected payment schedule.

If you purchase the notes for an amount that differs from the notes’ adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.

If you purchase the notes for an amount that is less than the adjusted issue price of the notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of loss) that you would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the notes for an amount that is greater than the adjusted issue price of the notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of loss) that you would otherwise recognize the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

If an out-of-range event occurs on a day that is more than 6 months before the maturity date, you do not have to continue accruing interest on your notes and applicable Treasury regulations provided that you should adjust the prior interest inclusions in respect of your notes over the remaining term for the notes in a reasonable manner. You should consult your tax advisor as to what would be a “reasonable manner” in this situation.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

Treatment Upon Sale or Maturity.  You will recognize gain or loss on the sale or maturity of the notes in an amount equal to the difference, if any, between the amount of cash you receive at that time and your adjusted basis in the notes. In general, your adjusted basis in the notes will equal the amount you paid for the notes, increased by the amount of interest you previously accrued with respect to the notes (in accordance with the comparable yield for the notes), and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your notes under the rules set forth above.

Any gain you may recognize on the sale or maturity of the notes will be ordinary interest income. Any loss you may recognize upon the sale of the notes will be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the notes, and thereafter will be capital loss. If you hold your notes until maturity and the maturity payment is less than the projected payment at maturity, the difference will first reduce interest that would otherwise accrue in respect of the notes in such taxable year, and any remainder will be ordinary loss to the extent of the interest you previously accrued as income in respect of the notes, and thereafter will be capital loss. The deductibility of capital losses is limited.

Non-U.S. Holders.  If you are a non-U.S. Holder (as defined in the prospectus), you generally will not be subject to United States withholding tax or to generally applicable information reporting and backup withholding requirements with respect to payments on your notes as long as you comply with certain certification and identification requirements as to your foreign status. Please see the discussion under “Taxation in the United States — U.S. Federal income tax consequences to non-U.S. holders” in the prospectus.]

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of Eksportfinans associated with its obligation to pay the payment at maturity of the notes.

The hedging activity discussed above may adversely affect the market value of the notes from time to time and the payment at maturity you will receive on the notes at maturity. See “Risk Factors — Hedging transactions may affect the return on the notes” and “Risk Factors — There may be conflicts of interest between you and the agent, the calculation agent or their affiliates” for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement dated as of [    ●    ] between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. The agent has agreed to pay our out-of pocket expenses of the issue of the notes.

From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.